Technical Report

The Hank Unit Property
Campbell County, Wyoming, U.S.A.

Prepared For:
Uranerz Energy Corporation
P.O. Box 50850, 1701 East E Street
Casper, WY 82605-0850

Authors:
Douglass Graves, P.E.
TREC, Inc.
341 East "E" Street
Suite 200
Casper, WY 82601

Don R. Woody, P.G.
Woody Enterprises
9005 Sypes Canyon Road
Bozeman, MT 59715

May 1, 2008

LIST OF FIGURES

LIST OF TABLES

3.   SUMMARY

This Technical Report (Technical Report) was prepared by Douglass Graves, P.E. of TREC, Inc. and Don Woody, P.G. of Woody Enterprises (collectively, the Authors). The Authors were retained by Uranerz Energy Corporation (Uranerz) to prepare an independent technical report in Form 43-101F1 of the Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) for the property comprising the Hank Unit located in Campbell County, Wyoming, U.S.A. The Authors are each independent "qualified persons" as defined by NI 43-101.

The Hank Unit is a part of the Nichols Ranch In-Situ Recovery (ISR) Project and is located in the Pumpkin Buttes Uranium Mining District of the Powder River Basin in the state of Wyoming. The Nichols Ranch ISR Project is divided into two units: the Nichols Ranch Unit, and the Hank Unit. The subject of the evaluations of this Technical Report is the Hank Unit. A NI 43-101 Mineral Resource Report for the Nichols Ranch Unit was published April 13, 2007 and updated October 26, 2007 (BRS, 2007). The Hank Unit property is located within Campbell County, Wyoming covering approximately 2,250 net acres of land in Township 44N, Range 75W, Sections 30 and 31; Township 43N, Range 75W, Sections 5, 6, 7 and 8; and all of the 6th Prime Meridian.

Within the Hank Unit, Uranerz has 63 unpatented lode mining claims, two fee surface and mineral leases, and one Surface Use Agreement. Uranerz has the right to mine approximately 1,200 acres of mineral rights within the Hank Unit.

Mineral resources within the Hank Unit occur in sand of the Eocene age Wasatch Formation in what is identified as the "F Sand" host unit. The uranium mineralization at the Hank Unit is typical of the Wyoming roll-front sandstone deposits. The sand unit thickness ranges from 70 to 90 feet across the Hank Unit. Within the F Sand, three roll front limbs exist and are identified as the upper limb (FU), middle limb (FM) and lower limb (FL). Uranium mineralization was found in all three roll front limbs. The depths to the F Sand unit range from 200 to 600 feet below the ground surface depending on the topography and changes in the formation elevation and stratigraphic horizon.

Approximately 225 drill holes were completed within the Hank Unit between 1968 and the 1990s with the majority being drilled by Cleveland Cliffs Iron Company. In December 2005, Uranerz purchased the Nichols Ranch and Hank Unit claims group as part of a six-property agreement to option from Excalibur Industries. Uranerz then expanded the properties by staking additional claims in the immediate and surrounding areas. Uranerz drilled approximately 61 exploratory holes and seven wells within the Hank Unit during 2006 and 2007. Data available for the estimate in this Technical Report include lithologic and geophysical logs from drilling completed between 1968 and the 1990's by previous owners, 2006 and 2007 lithologic and geophysical logs for drilling completed by Uranerz (a total of 213 geophysical logs were evaluated), and an unpublished Geologic and Uranium Reserves report (Brown, 2006a).

This Technical Report presents an independent estimate of measured, indicated, and inferred mineral resources as defined in Section 1.2 of NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The estimated mineral quantity and grade described in this NI 43-101 Technical Report are calculated using accepted protocols. Therefore, these estimates meet the NI 43-101 classification of "measured", "indicated" or "inferred" mineral resources as defined by NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definitions Standards incorporated by reference therein. The mineral resources are reported based on GT cutoffs of 0.10, 0.20 and 0.50. The 0.20 GT cutoff is recommended for reporting purposes and is highlighted in the following tables.

The current estimate of mineral resources prepared by the Authors is as follows:

Total **Measured and Indicated** Resources (F Sand)

GT Minimum	U_3O_8 Pounds	Tons	Average Grade % eU_3O_8
0.10	2,490,016	2,460,170	0.051
0.20	2,236,050	907,275	0.123
0.50	735,902	184,599	0.199

Summary of **Inferred** Mineral Resources (F Sand)

GT Minimum	U_3O_8 Pounds	Tons	Average Grade % eU_3O_8
0.20	246,753	142,218	0.087

In the opinion of the Authors, the Hank Unit property represents a potentially viable mineral resource for future development. The Authors have the following recommendations for moving the property towards development:

- Complete an economic evaluation of the project;

- Further confirm the radiological disequilibrium factor with additional coring and/or Delayed Fission Neutron (DFN) evaluations.

4. INTRODUCTION AND TERMS OF REFERENCE

4.1 Report Preparation

The following Technical Report was prepared by Douglass Graves, P.E. of TREC, Inc. and Don Woody, P.G. of Woody Enterprises (collectively, the Authors). The Authors were retained by the issuer, Uranerz Energy Corporation (Uranerz), to prepare an independent technical report in Form 43-101F1 of the Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) for the property comprising the Hank Unit located in Campbell County, Wyoming, U.S.A. (see Figures 1 and 2). The Authors are each independent "qualified persons" as defined by NI 43-101.

The Hank Unit is a part of the Nichols Ranch In-Situ Recovery (ISR) Project and is located in the Pumpkin Buttes Uranium Mining District of the Powder River Basin in the state of

Wyoming. The Nichols Ranch ISR Project is divided into two units: the Nichols Ranch Unit, and the Hank Unit. See Figure 3. The topic of this Technical Report is the Hank Unit. A NI 43-101 Mineral Resource Report for the Nichols Ranch Unit was published April 13, 2007 and updated October 26, 2007 (BRS, 2007).

Uranerz is a "pure play" uranium exploration company based in Casper, Wyoming, U.S.A., incorporated in Nevada. It is listed on the American Stock Exchange (AMEX) and the Toronto Stock Exchange (TSX) under the symbol "URZ" and has options (derivatives on the common stock: puts and calls) traded on the Chicago Board Options Exchange and the AMEX. Uranerz is also listed on the Frankfurt Stock Exchange under the symbol "U9E." Uranerz' major activities are focused on its properties in the Powder River Basin of Wyoming, U.S.A., an area well known for hosting uranium-mineralized roll fronts that are amenable to ISR mining techniques. Uranerz controls approximately 115,000 acres (approximately 179 square miles) in the Powder River Basin and has submitted ISR license and mine permit applications for the combined Nichols Ranch ISR project.

4.2   Purpose of Report

The purpose of this Technical Report is to review the available data within the Hank Unit and develop an estimate of mineral resources. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

4.3   Terms of Reference

Units of measurement unless otherwise indicated are feet (ft), miles, acres, pounds avoirdupois (lbs.), and short tons (2,000 lbs.). Uranium is expressed as percent U_3O_8, the standard market unit. Values reported for historical resources and the mineral resources reported here are percent U_3O_8. eU_3O_8 refers to an assay or grade of equivalent uranium as determined from a gamma ray log. ISR refers to in-situ recovery, also termed ISL or in-situ leach.

4.4   Sources of Information and Data

Uranerz performed exploratory drilling within the Hank Unit during 2006 and 2007. In addition, Uranerz is also in possession of lithologic and geophysical logs for much of the historical drilling completed between 1968 and 1992 by various property owners. The findings of this Technical Report are based upon published and unpublished data including:

- Geophysical logs from drilling completed by Cleveland Cliffs Iron Company (CCI) during the period 1968 to 1982;
- Geophysical logs from drilling completed by Texas Eastern Nuclear, Inc. during the period 1983 to 1985;
- Geophysical logs for drilling completed by Kerr McGee Corporation and Rio Algom Mining Corporation during the period of 1990 to 1992; and
- Lithologic and geophysical logs for drilling completed by Uranerz during 2006 and 2007.

Kurtis J. Brown's report, "Geology and Uranium Reserves, Hank Claims, Wyoming" prepared in April 2006 (Brown, 2006a), was also available for review.

4.5   Extent of Author's Field Involvement

Douglass Graves, P.E. and Don Woody, P.G. visited the site on December 18, 2007 to tour the Hank Property and adjacent properties with Kurt Brown, Vice President of Exploration, Uranerz. The site visit was conducted to observe the on-going uranium exploration activities being conducted by Uranerz on the Hank Unit. Douglass Graves subsequently visited the Casper, Wyoming office of Uranerz where relevant reports and data were acquired.

5.   RELIANCE ON OTHER EXPERTS

The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to Douglass Graves and Don Woody at the time of preparation of this Technical Report as provided by Kurt Brown (Uranerz).
- Assumptions, conditions, and qualifications as set forth in this Technical Report; and
- Data, Reports, and other information supplied by Uranerz and third party sources (to the extent identified and as referenced herein).

For this Technical Report, the Authors have relied on property ownership information provided by Uranerz and have not researched property title or mineral rights for the Hank Unit. The Authors express no legal opinion as to the ownership status of the Hank Unit property.

6.   PROPERTY DESCRIPTION AND LOCATION

6.1   Location and Size

The Hank Unit is located in Campbell County, Wyoming approximately 70 miles northeast of Casper at a latitude and longitude of approximately 43° 44' North by 105° 55' West. See Figure 1.

The Hank Unit property covers a surface area of approximately 2,250 net acres of land in Township 44N, Range 75W, Sections 30 and 31; Township 43N, Range 75W, Sections 5, 6, 7 and 8; and all of the 6th Prime Meridian.

For reference purposes, a normal township consists of 36 sections with each section being one square mile. A normal township is comprised of six sections from east to west and six sections from north to south covering an approximate area of 36 square miles.

6.2   Mining Claims and Mineral Leases

Within the Hank Unit, Uranerz has 63 unpatented lode mining claims, two fee surface and mineral leases, and one Surface Use Agreement. The Hank Unit permit boundary encompasses approximately 2,250 acres.   Within the permit boundary, Uranerz has the right to mine approximately 1,200 acres of mineral rights.

Uranerz' title to the unpatented lode claims is subject to the rights of *pedis possessio* against all third party claimants as long as said claims are maintained. The claims do not have an expiration date.   However, affidavits must be filed annually with the federal U.S. Bureau of Land Management (BLM) and respective county recorder's offices in order to maintain the claims' validity. In addition, most of the above-mentioned unpatented lode claims are located on Stock Raising Homestead land where the U.S. government has issued a patent for the surface to an individual and reserved the minerals to the U.S. government subject to the location rights by claimants as set forth in the 1872 Mining Law.

Uranerz' leasehold interests within the Hank Unit are subject to the various terms as set forth in the applicable leases. The fee surface and mineral leases apply only to uranium and other fissionable minerals and have a 10-year term with the right to extend the leases with production. Commingling of ores from adjacent lands is allowable under the fee mineral leases. The Surface Use Agreement has a term of 10 years and allows for reimbursement to the surface owner of actual damages resulting from Uranerz' operations.

6.3   Legal Surveys

Legal surveys of unpatented claims are not required, and, to the Authors' knowledge, have not been completed to advance the Hank Unit toward patent. The locations of the fee surface, mineral leases, and Surface Use Agreement are based on the legal descriptions contained in the applicable lease agreements, and, to the Authors' knowledge, the fee surface and mineral leases have not been verified by legal survey.

6.4   Mineralized Areas and Existing Mine Workings

Mineral resources within the Hank Unit occur in sand of the Eocene age Wasatch Formation in what is identified as the "F Sand" host unit.

There are no pre-existing mineral processing facilities or related tailings ponds or waste deposits within the Hank Unit. There are currently drilling permits in effect for the Hank Unit (See additional information in Section 6.7).

6.5   Royalties and Encumbrances

The claims were located or acquired by Uranerz and a portion of the claims are subject to a royalty. Of the 63 unpatented lode mining claims, 53 of the claims have a royalty interest burden of six or eight percent depending on the selling price of uranium. This royalty interest is based on produced uranium from said claims. The claims will remain the property of Uranerz provided they adhere to required filing and annual payment requirements with Campbell County and the BLM. All of the unpatented lode claims have annual filing requirements ($125 per claim) with the BLM, to be paid on or before September 1 of each year.

The fee surface and mineral leases and surface use agreement will remain in force so long as the terms of the agreements are met. Legal surveys of unpatented claims are not required and are not known to have been completed.

6.6   Environmental Liabilities

The Authors are not aware of any environmental assessments having been performed to identify potential environmental issues at the Hank Unit. As such, the Authors are not aware of any outstanding environmental issues or liabilities. The only activities that have occurred on the Hank Unit site is exploration drilling for uranium, production of oil and coal bed methane (CBM) gas, and oil production-related injection into deep wells. Uranerz' only known, existing potential liability is restoration of drill sites and exploration access roads.

6.7   Required Permits

Exploration

Exploration drilling has been completed at the Hank Unit. The volume and extent of exploration is described in detail in Sections 8.1 and 8.2. Additional exploratory drilling may be conducted by Uranerz to better define mineralization near the north end of the unit. However, this drilling has not yet been scheduled. Uranerz has a "License to Explore" permit from the State of Wyoming Department of Environmental Quality, Land Quality Division (WDEQ/LQD) for additional drilling.

Production

Mine development will require a number of licenses/permits with the two most significant being (a) the Permit to Mine, issued by the WDEQ/LQD and (b) the Source Material License, required and issued by the U.S. Nuclear Regulatory Commission (NRC) for mineral processing of natural uranium. In December 2007, Uranerz submitted permit applications for the Permit to Mine and for the Source Material License to the WDEQ/LQD and NRC, respectively. These applications are currently being reviewed by the regulatory oversight agencies. The applications include identification of a satellite plant and wellfields to be located at the Hank Unit.

The NRC has the responsibility to issue Source Material Licenses to "receive title to, receive, possess, use, transfer, or deliver any source material after removal from its place of deposit in nature" (Code of Federal Regulations (CFR) 40.1 and 40.3). "Source nuclear material" is defined as uranium and/or thorium in any form, or ores containing 0.05 percent or more by weight uranium and/or thorium. The NRC is responsible for the oversight and implementation of the National Environmental Policy Act (NEPA) regulations. Pursuant to 10 CFR 51.20, all licenses for new uranium mills (including ISR facilities) will be required to submit a license application that will include an environmental report and a technical report. Upon NRC review of the given license application, NRC will determine whether a site-specific Environmental Assessment (EA) or Environmental Impact Statement (EIS) is required. It is anticipated that the NRC will complete a Generic Environmental Impact Statement prior to the approval of such production activities. Environmental baseline information (hydrology, vegetation, wildlife, etc.) on the Hank Unit has been developed in order to complete the applications for a WDEQ/LQD Permit to Mine and a NRC Source Material License.

Any injection or pumping operations will require permits from the WDEQ which has authority under the Safe Water Drinking Act that stems from a grant of primacy from the U.S. Environmental Protection Agency for administering underground injection control programs in Wyoming.

The following table summarizes the status of permits and licenses for the Nichols Ranch ISR Project.

Table 6-1 PERMITS AND LICENSES FOR THE NICHOLS RANCH ISR PROJECT

Permit, License, or Approval Name	Agency	Status
Source Material License	NRC	Application submitted
Permit to Mine	WDEQ-LQD	Application submitted
Permit to Appropriate Groundwater	SEO	Existing wells are approved, new well permits will be filed prior to drilling
Wellfield Authorization Permit	WDEQ-LQD	In Preparation
Deep Disposal Well Permits	WDEQ-WQD	In Preparation
WYPDES	WDEQ- WQD	In Preparation
11(e)2 Byproduct/Waste Disposal Agreement	N/A	In Preparation
Permit to Construct Septic Leach Field	County	In Preparation
Air Quality Permit	WDEQ-AQD	Not Expected. If one is required, then it will be obtained prior to commencing operations.

Notes: NRC - Nuclear Regulatory Commission
         WDEQ-LQD - Wyoming Department of Environmental Quality Land Quality Division
         WDEQ-WQD - Wyoming Department of Environmental Quality Water Quality Division
         WDEQ-AQD - Wyoming Department of Environmental Quality Air Quality Division
         WYPDES – Wyoming Pollution Discharge Elimination System
         SEO - State Engineer's Office

7. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1 Topography, Elevation and Vegetation

The Hank Unit is located within the Wyoming Basin physiographic province in the Central portion of the Powder River Basin, within the Pumpkin Butte Mining District. The Pumpkin Buttes are a series of small buttes rising up to nearly 6,000 feet elevation, nearly 1,000 feet above the surrounding plains. The rock capping the top of the buttes is the Oligocene age White River Formation erosional remnant, which is believed to have overlain the majority of the Powder River Basin. While the volcanic tuffs in the White River Formation have been cited as the source of uranium in this basin (Davis, 1969), the White River itself is not considered a uranium resource in this area.

The area in which the Hank Unit is located is a low-lying plain, roughly 5,100 feet in elevation, dissected by surface water drainages eroded down to approximately 5,000 feet. The Pumpkin Buttes are located east and southeast of the Hank Unit with the closest butte, North Middle Butte, within approximately one-half mile of the proposed Hank permit boundary.

The Hank Unit is located in the Dry Willow and Willow Creek drainages roughly 16 miles upstream and east of the confluence of Willow Creek with the Powder River. Dry Willow is a tributary to Willow Creek, which is a tributary to the Powder River. Willow Creek flows from roughly east-southeast to west-northwest through the northern end of the unit, see Figure 4.

Historically and currently, the land is used for livestock and wildlife grazing. Vegetation is characteristically sagebrush shrubland and mixed grassland with some pines on elevated terrain and some deciduous trees within drainages.

7.2 Access

The Hank Unit is accessible via two-wheel drive on existing county and/or private gravel and dirt roads. The approximate center of the Hank Unit is roughly eight miles west of Wyoming Highway 50, and the southern edge of the site is approximately nine miles north of Wyoming Highway 387 (see Figures 1 and 2). Road development and improvements may be required at a later time to facilitate future development of well fields and processing facilities.

7.3 Proximity to Population Centers and Transport

The Hank Unit area is located approximately 50 miles southwest of Gillette, Wyoming and 70 miles northeast of Casper, Wyoming. The project is accessed from Wyoming Highway 50 from the east or Wyoming Highway 387 from the south, and secondary county gravel surface and light-duty to unimproved private roads. The site location is shown on Figure 1.

7.4 Climate

In the vicinity of the Hank Unit, the weather may limit the time periods for capital construction but should not significantly affect the operation of an ISR facility. The climate is semiarid and receives an annual precipitation of approximately 13 inches, the majority of which falls from February to April as snow. Cold, wind, and snow/blizzards can make winter exploration and construction work in this area difficult but not impossible. The summer months are typically hot, dry and clear except for infrequent high-intensity, short-duration storm events.

7.5 Local Resources and Property Infrastructure

As discussed in Section 6.0, Uranerz has secured sufficient surface access rights for exploration and development of the project.

The basic infrastructure (power, water, and transportation) necessary to support an ISR mining operation is located within reasonable proximity of the Hank Unit. Existing infrastructure at the Hank Unit is associated with local oil, gas, and CBM development. Based upon discussions with the local electrical service provider, overhead power is currently committed, but additional power for future projects can be made available.

Potable water will be supplied by wells developed at the site. Water extracted as part of ISR operations will be recycled for reinjection. Typical ISR mining operations also require a disposal well for limited quantities of fluids that cannot be returned to the production aquifers. Commonly, oil and gas wells completed within aquifers that have been or can be condemned for potable use are converted for disposal. Oil and gas wells, both abandoned and producing, are located within the Hank Unit property.

The proximity of the Hank Unit to paved roads will facilitate transportation of equipment, supplies, personnel, and product to and from the Hank Unit. Although the population within 50 miles of the Hank Unit consists mainly of rural ranch residences, personnel required for exploration, construction, and operation at the Hank Unit are available in the nearby towns of Wright, Midwest, Edgerton, Gillette, Buffalo, and Casper, Wyoming.

Tailings storage areas, waste disposal areas, heap leach pad(s) will not be a part of the infrastructure for the Hank Unit Project as ISR operations do not require these types of facilities. However, a satellite plant will be constructed on the Hank Unit property as approved by the Source Material License and Permit to Mine.

8.   HISTORY

8.1   Ownership History of the Hank Unit

The Hank Unit was originally part of a large exploration area encompassing Townships 33 through 50 North of Ranges 69 through 79 West, on the 6th principal meridian. In 1966, Mountain West Mines Inc. (MWM, now Excalibur Industries) began a successful drilling exploration program in a portion of this area. In 1967, MWM entered into an agreement with CCI for further exploration and option if suitable resources were found. CCI exercised its option in 1976 with plans to begin underground mining operations in the vicinity of North Butte, approximately four miles northwest of the Hank Unit. Changing economic conditions and the development of ISR mining technology reportedly ended much of CCI's interest in the area.

8.2   Exploration and Development Work Undertaken

Between 1968 and 1980, CCI drilled 197 holes within the Hank Unit. In 1985, Texas Eastern Nuclear, Inc. completed limited drilling and exploration on the property (approximately 28 borings). In the early 1990s, Kerr McGee Corporation and Rio Algom Mining Corporation also completed limited drilling in the area. In December 2005, Uranerz purchased the Nichols Ranch claims group as part of a six-property agreement to option from Excalibur Industries. Uranerz then expanded the properties by staking additional claims in the immediate and surrounding areas. Uranerz drilled approximately 61 exploratory holes and seven wells within the Hank Unit during 2006 and 2007.

8.3   Existing Mineral Resource Estimates and Their Reliability

The Authors reviewed an unpublished 2006 mineral resource estimate entitled "Geology and Uranium Reserves, Hank Claims, Wyoming" prepared by Kurtis J. Brown (Brown, 2006a). While the document is considered by the Authors to be relevant to the project, it is not NI 43-101 compliant. The report identifies the mineral resource estimate as an estimate of "mineral reserves" for Section 31 of the Hank Unit and does not include an economic analysis that would be necessary to classify the estimate as "reserves" as defined in NI 43-101.

The Authors compiled and reviewed all available data to complete an independent mineral resource estimate compliant with NI 43-101 and addressing all land sections (Sections 31 and 6) within the Hank Unit. The information contained in the Brown, 2006a estimate provided baseline information for the development of this independent resource estimate. The report was used to assist the Authors in the identification and relative position of the host sand (F Sand), to identify the general location of the mineralized trend and for preliminary identification of mineralized zones within the host sand.

8.4   Production History

The Hank Unit is located within the Pumpkin Buttes Mining District, which was the first commercial uranium production district in Wyoming. Uranium was first discovered in the Pumpkin Buttes in 1951. Intermittent production from some 55 small mines through 1967 produced 36,737 tons of ore containing 208,143 pounds of uranium (Breckenridge et al., 1974). This early mining focused on shallow oxidized ores exploited by small open-pit mines. The ore was generally transported to the Atomic Energy Commission buying station in Edgemont, South Dakota. Modern mining in the district has focused on deeper reduced ores.

The Authors did not identify any known uranium production from the Hank Unit. However, there has been production in close proximity. Prior in-situ tests and operating uranium production near the Hank Unit include the North Rolling Pin and Collins Draw pilot tests and the Christensen Ranch commercial ISR mine. The Christensen Ranch commercial ISR mine, owned by AREVA, is located about five to six miles northwest of the Hank Unit. Christensen Ranch has produced millions of pounds of U_3O_8 and, although currently on stand-by, AREVA reportedly plans to restart the facility. Christensen Ranch ISR mine produced from the same geological formation and sand horizons that the Hank Unit ISR project proposes for extraction of uranium. Figure 2 illustrates the location of these projects.

9.   GEOLOGIC SETTING

9.1   Regional, Local, and Property Geology

Regional, local and property surficial geology is shown on Figure 5. Figure 6 provides a conceptual model of the uranium roll front deposit within the Hank Unit.

The Eocene age Wasatch Formation hosts the uranium mineralization within and adjacent to the Hank Unit. The Wasatch is comprised of interbedded fine- to medium-grained sandstone, siltstone, claystone, and coal layers. The sandstones compose roughly one-third of the sequence and tend to be lenticular and laterally discontinuous. The finer claystone – siltstone layers are more laterally continuous. In the vicinity of the Pumpkin Buttes, the Wasatch Formation is reportedly 1,575 feet thick (Sharp and Gibbons, 1964).

Underlying the Wasatch is the Paleocene age Fort Union Formation consisting of coals, sandstones, siltstones, and claystones. Over most of the Powder River Basin, the coals in the upper portion of the Fort Union are separated from sands in the overlying Wasatch Formation by at least 300 feet of continuous, low-permeability claystone and siltstone units of variable thickness, separating the proposed uranium mining from existing CBM production horizons at the Hank Unit. The total thickness of the Fort Union in this area is reportedly 3,000 feet.

The ore zones at the Hank Unit are typical Powder River Basin roll-front deposits. Uranium ore, where present, is found at the interface of naturally occurring chemical boundary between reduced and oxidized sandstone facies. Due to the nature of fluvial sandstone composition, an individual sand member may have several vertically superimposed subsidiary roll fronts. This is caused by small permeability differences in the sandstone or the occasional vertical contact between sand members resulting in development of multiple roll fronts that overlie each other in complex patterns.

At the Hank Unit, the mineralized sand horizons occur within the lower part of the Wasatch, at an approximate average depth of 365 feet. The host sands are primarily arkosic in composition, friable, and contain trace carbonaceous material and organic debris. There are local sandy mudstone/siltstone intervals with the sandstones, and the sands may thicken or pinch-out in some locations. The dip of the host formation is approximately horizontal to one degree to the southwest.

The stratigraphy of the Wasatch consists of alternating layers of sand and shale with lignite marker beds. At the Hank Unit, there are four primary Wasatch Formation sand members (F, C, B, and A Sands) and two minor sand units (G and H sands). The H Sand unit is the shallowest, and the A Sand member is the deepest. The F Sand, 75 feet thick, is the principal uranium ore zone sand at the Hank Unit.

9.2 Hydrogeology

The Hank Unit is located in an area of moderate topographic relief with ephemeral surface water drainages to the Powder River to the west. Dry Willow and Willow Creek drain the Hank Unit area toward the Powder River.

The Hank Unit F Sand ore zone is bounded above and below by aquitards composed of shales or mudstones, silty shales, and shaley lignite horizons. The G Sand has been designated as the overlying aquifer, and the C or B Sand has been designated as the underlying aquifer.

Eleven wells have been completed in the F Sand within the Hank Unit. Four wells have been completed in the overlying G Sand. One well has been completed in the underlying C Sand. Seven wells have been completed in the underlying B Sand aquifer where the C Sand is not present. Four stock wells have been completed across multiple sands.

A well installed in the H Sand, above the G Sand, defines the shallow groundwater beneath the Hank Site. The H Sand groundwater depth is approximately 150 feet higher than within the G Sand.

Groundwater elevations measured in the F Sand indicate a westward flow under an average gradient of 0.005 feet per foot (ft/ft). The shallow sands beneath the Hank Unit area appear to be more affected by local topographic changes than the deeper sands, and the piezometric contours for the G Sand show a westward gradient of 0.014 ft/ft.

Single-well and multi-well aquifer pumping tests were conducted at the Hank Unit to define the aquifer properties. The properties in the Hank Unit F Sand vary greatly in the Hank Unit area. Transmissivities for the F Sand range from 18 to 6,670 gallons per day per foot (gpd/ft), with 400 gpd/ft thought to be representative of the majority of the F Sand in the Hank Unit. The horizontal hydraulic conductivity ranges from 0.14 to 9.4 feet per day (ft/day), and 0.6 ft/day is thought to be representative of the F Sand. The average storage coefficient for the F Sand is 6.8 x 10^{-5}.

Tests conducted in the overlying G Sand wells indicated transmissivities ranging from 0.4 to 2.9 gpd/ft. Corresponding hydraulic conductivities ranged from 0.005 to 0.022 ft/day.

Aquifer pumping tests were also conducted in the underlying C, B, and A Sands. A transmissivity of 1.9 gpd/ft and a hydraulic conductivity of 0.025 ft/day were reported for the C Sand. For the B and A Sands, transmissivities ranged from 264 to 1,300 gpd/ft, and corresponding hydraulic conductivities ranged from 0.38 to 2.2 ft/day.

Aquitard permeabilities were measured in the area just north of the Hank Unit at Power Resources' North Butte area. Vertical permeability test results of the aquitard layers ranged from 6.7×10^{-9} to 6.9×10^{-8} centimeters per second (cm/s). These values indicate that these formations effectively limit vertical movement of groundwater between aquifers and thus function as aquitards. (Uranerz, 2007)

10. DEPOSIT TYPES

Uranium mineralization at the Hank Unit is typical of the Wyoming roll-front sandstone deposits as described by Granger and Warren (1979), Rackley (1972), and Davis (1969). Sandstone-type deposits are irregular in shape, roughly tabular and elongate, and range from thin pods a few feet in width and length, to bodies several tens or hundreds of feet in length. The deposits are roughly parallel to the enclosing channels but may form rolls that cut across bedding. Roll-front deposits are typified by a C-shaped morphology in which the outside of the "C" extends down-gradient (direction of historical groundwater flow), and the tails of the "C" extend up-gradient. The tails are typically caught up in the finer sand deposits that grade into the over- and underlying mudstones, whereas the heart of the roll-front (ore-grade mineralization) lies within the more permeable and porous sandstones toward the middle of the fluvial channels. Figure 6 shows a conceptual model of a typical roll front.

11. MINERALIZATION

Mineral resources within the Hank Unit occur in sand of the Eocene age Wasatch Formation in what is identified as the "F Sand" host unit. The average thickness of the F Sand within the mineralized trend is approximately 75 feet. Within the F Sand, three roll front limbs exist and are identified as the upper limb (FU), middle limb (FM) and lower limb (FL). Uranium mineralization was found in all three roll front limbs. The depths to the F Sand unit range from 200 to 600 feet below the ground surface depending on the topography and changes in the formation elevation and stratigraphic horizon. All three limbs are sub-parallel and trend north to south. Figures 7A, 7B, 8A and 8B illustrate the mineralized trends within the Hank Unit and Figure 9 provides a typical cross section of the F Sand within the mineralized trend.

A number of drill holes penetrated the B Sand, which was stratigraphically below the F Sand. The B Sand was found to be oxidized, and no uranium ore was found in this unit.

A few exploratory drill holes in Section 31 were drilled deep enough to penetrate the A Sandstone unit. Although most of the drill holes indicated the A Sand to be oxidized, one drill hole in the northeast corner of Section 31 indicated reducing conditions. While no mineralization was found in the A Sand at this location, a geochemical interface exists on the claims area and could be mineralized. The A Sand is at a depth of 730 feet at this location.

An additional ore-bearing sandstone was noted during exploration. Located above the F Sand horizon, it has been tentatively designated the J Sand. A few exploratory drill holes contained ore intercepts in this sand, but the nature of the mineralization was not typical of other deposits studied to date. Much of the J Sand was split into small sand stringers five to six feet thick and separated by mudstone. Ore was found intermittently in the stringers but was difficult to correlate over any distance (Brown, 2006a). No mineral resources have been estimated for the J Sand.

Mineralization Thickness

Mineralized thickness ranges from 3.5 to 18.5 feet, with an average mineralization thickness greater than 0.02 percent eU_3O_8 of 7.7 feet (per log intercept).

Grade

Grade based on eU_3O_8 (radiometric equivalent weight percent) ranges from 0.003 to 0.378 percent eU_3O_8. Mineral resource estimates detailed in Section 19.0 below were determined by contouring the grade thickness (GT). Average grade is dependent upon cutoff assumptions. At GT cutoffs ranging from 0.10 to 0.50, average grade ranges from 0.051 to 0.199 percent eU_3O_8. At a GT cutoff of 0.20, the average grade is 0.123 percent eU_3O_8.

Trend Length

Exploratory drill holes are spaced approximately 400 to 500 feet along trend and approximately 25 to 50 feet perpendicular to the trend. The mineralization appears to be continuous. The exploratory drilling completed for the project defines a mineralized trend approximately 8,500 feet in length within the F Sand. The F Sand averages approximately 66 feet thick within the mineralized trend. Mineralization ranges from 303 to 454 feet below the ground surface and averages approximately 379 feet.

Trend Width

The F sand includes the Upper, Middle and Lower sub-fronts. At the 0.2 GT cutoff, the trend width varies from approximately 70 to 100 feet with an average front width of approximately 80 feet.

12. EXPLORATION

Available historical data were developed by previous owners of the property and Uranerz. Uranerz is in possession of most of the historical geophysical and lithologic logs and drill hole location maps and also has conducted their own exploration of the property. Drilling data, comprised primarily of downhole geophysical logs (natural gamma, resistivity, and spontaneous potential), indicate that mineralization is present within the property and define its three-dimensional location. In addition to previously available core and assay data, Uranerz has collected additional corehole chemical samples tested by Energy Laboratories, Inc.

As discussed in Section 8.2, Uranerz drilled approximately 61 holes and seven wells during 2006 and 2007. Uranerz used historical geophysical logs run by previous owners to guide their recent exploration efforts. Data from the current Uranerz and historical lithological and geophysical logs are considered reliable for the purpose of this estimate.

13. DRILLING

Available historical data were developed by previous owners of the property (approximately 225 exploratory drill holes). Uranerz also has conducted their own exploration of the property (61 exploratory drill holes). Mud rotary drilling methods were used primarily to drill the approximately 286 boreholes (Uranerz' plus historical). This mineral resource estimate used data from 213 exploratory drill holes including both Uranerz' and historical data.

Uranium Exploration Drill Holes

Common practice for uranium exploration drilling is to drill exploration holes vertically using conventional rotary drill rigs circulating drilling mud and using approximately five-inch diameter bits. The cuttings are typically collected from five-foot vertical intervals and laid out on the ground in rows of 20 samples (each row represented 100 feet in boring depth) by the driller. The site geologist typically examines and documents the cuttings in the field to determine lithology and geochemical alteration, i.e., oxidized or reduced geochemistry.

Upon completion of the drilling, the drill holes are logged, from the bottom of the hole upward, with a gamma-ray, spontaneous-potential, and resistivity tools by either a contract logging company or a company-owned logging truck. The location of the holes are recorded in the field by the site geologist using a Global Positioning System (GPS) unit.

In the Authors' opinions, the data collected within the Hank Unit have been collected in a reliable manner consistent with standard industry practices, and the Authors have relied upon these available data to prepare this mineral resource estimate.

CBM and Oil Exploration/Production Well Drilling

Thirteen CBM wells are present within the Hank Unit area, according to the Wyoming Oil and Gas Conservation Commission (WOGCC) records (WOGCC on-line database, 3/18/08). The CBM wells range in depth from approximately 1,200 feet to 2,070 feet within the Hank Unit property. The CBM production target beneath the Hank Unit is the Big George coal seam, which ranges locally from approximately 70 to 140 feet thick, and is approximately 1,160 feet below the F Sand uranium mineralization in this area. As indicated, the CBM production zones are significantly below the anticipated uranium recovery production zone(s).

Also located within the Hank Unit are two producing oil wells, two active injection wells, and two plugged and abandoned oil wells (WOGCC on-line database 3/18/08). These wells are completed at depths ranging from 7,349 to 10,120 feet below ground, far below the depth of uranium mineralization. It may be possible to use one of these wells as a deep disposal well during operations at the Hank Unit.

14. SAMPLE METHOD AND APPROACH

Downhole geophysical logs, both historical and recent and from Sections 31 and 6, were used as the primary source of data for defining the Hank Unit mineralization. As indicated in Section 13.0, approximately 286 exploratory drill holes were drilled in the project area and 213 were used for developing this resource estimate. The holes were typically spaced approximately 25 feet apart perpendicular to the trend and approximately 400 feet apart parallel to the trend, see

Figures 7A, 7B, 8A and 8B for an illustration of the spacing and density of the exploratory drill holes.

Quality control for coring and field sampling performed by Uranerz utilizes training, demonstration of basic geological abilities by field personnel and management oversite. Core recovery accounting, consistent lithology description, splitting of core, and air-tight bagging ensure coring results are accurate. Exploratory drill hole cutting samples are described while wet or damp and soon after they are generated by a field geologist. Down hole electric logging is checked against the drillers logs and the gamma detection instruments are calibrated in the Casper, Wyoming United States Department of Energy test pits approximately every 60 days. Records are kept on all these activities. Uranerz collected three core samples from within the Hank Unit and three core samples from the adjacent Nichols Unit property.

Historical data were assumed to have been collected in a manner consistent with standard industry practices at the time, and the Authors consider the historical information accurate and reliable for the purposes of completing a mineral resource estimate. It is assumed that appropriate k factor calibration was performed for the geophysical logging equipment. The majority of historical electric and lithologic logs are available for review, but historical core and original drill cutting samples are no longer available.

15. SAMPLE PREPARATION, ANALYSES AND SECURITY

The core samples obtained as discussed in Section 14.0 were obtained by Uranerz staff and delivered to Energy Laboratories. No sample preparation was performed by Uranerz staff other than sample recovery and packaging.

It is assumed that standard industry methods for data collection were followed at the time of data collection. The majority of the data were from historic geophysical and lithological logs. As indicated in Section 14.0, Uranerz drilled and sampled three cores holes within the Hank Unit. The core samples were delivered to Energy Laboratories in Casper, Wyoming, tracked via chain-of-custody and stored in a locked building prior to and after analysis. The samples were analyzed for uranium and vanadium content (E200.7 and SW6020), alkalinity (A2320B), sodium (E200.7), sulfate (E200.7), conductivity (A2510B) and pH (A4500-HB). The Author's are of the opinion that the sampling and analyses were performed according to standard industry practices and are acceptable for use in developing this resource estimate.

Quality control measures for the core sample analyses were performed in accordance with the laboratory's quality assurance/quality control program.

The analyses performed by the laboratory included determination of the uranium concentration in the leach solution, in the tails and in the tails by particle size.

The Authors consider the core sample analytical data and historical exploratory drill hole data to be accurate and reliable for the purposes of completing this mineral resource estimate.

16. DATA VERIFICATION

The mineral resource estimate presented herein, was developed based on geophysical and lithological data from 213 exploratory drill holes drilled within the Hank Unit permit boundary.

This data was used to identify the sand host, mineralization depth, and grade and thickness of mineralization. The data has been verified by the Authors to the extent possible and within the limits discussed in Sections 14.0 and 15.0.

17. ADJACENT PROPERTIES

Uranerz holds mineral rights to approximately 115,000 acres (approximately 179 square miles) which are planned for development including the Hank Unit and other property in the area (e.g., Nichols Ranch, Arkose Mining Venture, etc.; see Figure 2). These lands are within the Pumpkin Buttes Mining District and either have identified or the potential for mineralization in the Wasatch Formation. Some of these properties are within or adjacent to areas of known mineralization and/or past production. The following table summarizes Uranerz' land holdings in the vicinity of the Hank Unit. It also identifies four additional properties adjacent to the Hank Unit and owned by other operators.

Table 17-1 Adjacent Properties in Pumpkin Buttes Mining District

Property	Ownership	Township	Range	Claims and Leases	Approximate Acreage
Doughstick	Uranerz	T43N	R76W	22	440
Collins Draw	Uranerz	T42/43N	R76W	58	1,160
North Rolling Pin	Uranerz	T43N	R76W	40	800
C-Line	Uranerz	T43N	R75W	40	800
Willow Creek	Uranerz	T43N	R76W	11	220
West North Butte	Uranerz	T43N	R75/76W	145	2,900
Nichols Ranch	Uranerz	T43N	R76W	35	700
Verna Ann/Niles Ranch	Uranerz	T44N	R74/75W	7	140
Arkose Property	Arkose Mining Venture	T41- 44N	R74 – 78W	4,294 +/-	82,200 net
Moore Ranch	Uranium One	T41/42N	R74/75W	91	3,214
North Butte	Power Resources	T44N	R76W	Not Available	Not Available
Ruth	Power Resources	T42N	R77W	Not Available	Not Available
Ruby	Cameco	T43N	R74W	Not Available	Not Available

This Technical Report addresses only the Hank Unit property and not the other adjacent properties identified in the table above. Existing reports (published and unpublished) for several of these adjacent properties (Brown 2005, 2006, 2006a, 2006b, 2007; Berglund 2006, 2007; and BRS, 2006, 2007) provide estimates of in-place tonnage and grade.

The Authors have not verified the information and data used from the adjacent properties, and this information is not necessarily indicative of the mineralization on the Hank Unit that is the subject of this Technical Report.

The following estimates of in-place tonnage and grade presented in the table below are based on reports and data that were prepared by Uranerz and/or other operators. Independent qualified person verification under NI 43-101 and CIM standards has not been completed for all of these estimates. *The highlighted estimates are not considered by the Authors to be reliable for use in mineral resource estimates.*

Table 17-2 Adjacent Property Estimates of In-Place Tonnage and Grade

Property	Source	Tons	Avg. Grade % eU_3O_8
Doughstick	Brown, 2007	86,120	0.067
Collins Draw	Brown, 2006b	318,392	0.089
North Rolling Pin	Berglund, 2007	597,863	0.053
Willow Creek	Berglund, 2006	346,047	0.060
West North Butte	Brown, 2005	774,824	0.148
Moore Ranch	BRS, 2006	5,507,616	0.100
Nichols Ranch	BRS, 2007	1,042,247	0.109

Cautionary Note for U.S. Investors
This Technical Report contains information about some adjacent properties on which Uranerz has no right to explore or mine. U.S. investors are advised that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on these adjacent properties are not necessarily indicative of mineral deposits within the Hank Unit.

The Authors have no material interest in the Hank Unit property or adjacent properties.

18. MINERAL PROCESSING AND METALLURGICAL TESTING

The Authors are not aware of any previous mineral processing or metallurgical testing for uranium deposits on the Hank Unit. However, successful mineral processing and metallurgical pilot ISR tests have been performed on at least four areas in close proximity to the Hank Unit property and within the Pumpkin Buttes Mining District, as described below.

1. Ruth pilot plant operated during 1982 through 1984 and produced 32,000 pounds of U_3O_8 using sodium bicarbonate lixiviant. Ground water restoration was successfully accomplished to the satisfaction of the regulatory agencies as a part of this test. This plant was located in T42N, R77W Section 14 and was operated by Uranerz U.S.A., Inc.;

2. Collins Draw pilot plant operated 1980 through 1982 and produced approximately 15,000 pounds U_3O_8. Both ammonia and sodium bicarbonate leach solutions were used individually in adjacent well field pattern areas. This project was located in T43N, R76W Section 35 and was operated by CCI;

3. North Rolling Pin pilot plant operated during 1975 and produced "granular yellowcake," but the quantity is unknown. This project was located in T43N, R76W, Section 15 and was operated by CCI; and

4. The Christensen Ranch ISR project was located in T44N, R76W Section 6. Sodium bicarbonate leachate was used, and the project evolved into a commercial operation that has produced more than two million pounds of yellowcake to date. This facility is reportedly scheduled to restart during 2008 under operation by AREVA.

19. MINERAL RESOURCE AND MINERAL RESERVES ESTIMATES

19.1 Estimate Classification

This section presents an estimate of measured, indicated, and inferred mineral resources as defined in Section 1.2 of NI 43-101. Estimates of mineral reserves are not included in this technical report.

19.2 Qualified Persons

The following mineral resource estimates were prepared by the following qualified persons: Don Woody, P.G. of Woody Enterprises, acting as a consultant to TREC, Inc., and Douglas Graves, P.E., TREC, Inc. These qualified persons are independent of Uranerz and have no material interest in the Hank Unit or adjacent properties.

Don Woody has over 30 years of professional geology and project management experience that includes design and implementation of mineral exploration projects, mineral reserve calculations, hydrogeologic studies, well installation, and groundwater extraction and treatment within the United States, Mexico and Canada.

Douglass Graves has over 30 years of professional engineering and project management experience including site and geotechnical investigations, feasibility studies, and design and construction for oil and gas processing, mineral processing, and mining facilities, impoundments, and reclamation in the US and Russia.

19.3 Quantity and Grade

Various economic and mining parameters will enter into the final cutoff grade and/or grade-thickness (GT) to be incorporated to the in-ground mineral resources during the economic evaluation stage of this project. The three cutoff grades expressed within this report were used for different reasons; the 0.10 GT were reported to assess the total mineral resource. The 0.20 GT was used to present an appropriate value relative to current ISR operations and is recommended for reporting purposes. The 0.50 GT has been used to highlight the areas of highest mineralization. The estimated GT, quantity, and grade for measured, indicated, and inferred resources for the F Sand (F upper, F middle and F lower) are presented in the following tables.

Table 19-1: Mineral Resources Summary
Total Measured and Indicated Resources (F Sand)

GT Minimum	U_3O_8 Pounds	Tons	Average Grade % eU_3O_8
0.10	2,490,016	2,460,170	0.051
0.20	2,236,050	907,275	0.123
0.50	735,902	184,599	0.199

Summary of **Inferred** Mineral Resources (F Sand)

GT Minimum	U_3O_8 Pounds	Tons	Average Grade % eU_3O_8
0.20	246,753	142,218	0.087

19.4   Assumptions and Methods

The mineral resource estimates were completed using accepted methods mandated by NI 43-101 and CIM standards. In order to "normalize" calculations, certain assumptions were incorporated throughout all calculations. The assumptions and methods are as follows:

Assumptions:
1. Radiometric equilibrium multiplier is 1.18.
2. The unit weight of the ore zone is 109 pounds per cubic foot (18.3 cubic feet per ton), based on Uranerz' local core testing and other historical deposits in the local area (Energy Laboratories, 2006 and Tetra Tech, 2006).
3. All geophysical logs are assumed to be calibrated per normal accepted protocols.

Methods:

The F Sand of the Eocene age Wasatch Formation contains the main mineralization within the Hank Unit claims. The F Sand has been subdivided into three main subunits, each containing mineralization. These three sand units are known as F upper (FU), F middle (FM), and F lower (FL) sands. In the Author's opinion, the resource can be defined by existing drilling information, which is of sufficient density and continuity to identify a meandering north-to-south mineralized trend approximately 8,500 feet in length within Sections 31 and 6 of T44N R75W (See Figures 7A, 7B, 8A and 8B). The data appear to meet the criteria for "measured" and "indicated" mineral resources under the CIM standards on mineral resources and reserves. The mineral resources are reported based on GT cutoffs of 0.10, 0.20 and 0.50. The 0.20 GT cutoff is recommended for reporting purposes and is highlighted in the following tables.

The grade and mineralized zone thickness was obtained from historical and recent exploratory drilling data as discussed in Section 13.0. Section 11.0 provides relevant data regarding the average parameters of the mineralized zones. The majority of the mineralization is located in the F Sand. Minor mineralization has been identified in the shallower J Sand. However, J Sand mineralization is not included in this mineral resource estimate.

Mineralization intervals (the thickness of the mineralized zone) for each exploratory drill hole were determined from the geophysical logs based on 0.01, 0.02, and 0.05 percent grade cutoffs to provide a range of cutoff grades for evaluation. The 0.02 grade cutoff was used in this mineral resource estimate. An average grade was then determined based on conversion of the counts per second to grade. The product of the mineralized thickness and grade was used to calculate the GT. Individual intercepts were combined to determine the GT for each sand sub-layer, i.e. the Upper, Middle and Lower F Sands. A contour map was developed from the calculated GTs for various GT ranges (Figures 7A, 7B, 8A and 8B). The contained pounds of uranium were calculated using the following formula:

(Area, ft^2) X (GT, %-ft) X (20 lbs) X (DEF) / (RD, ft^3/ton) = Mineral Resource, pounds

> Area (ft^2) = Area of influence in square feet (measured from contour interval)
> GT (percent x feet) = Ore grade in percent times feet thickness of mineralization
> 20 (1% of a ton) = 1% of a ton (20 pounds)
> DEF (1.18) = Disequilibrium factor (1.18)
> RD (18.3) = Rock density (18.3 cubic feet/ton)

Tonnage was calculated based on sand thickness and density for a given GT contour area.

19.5 Additional Considerations That Could Materially Affect Mineral Resources

There are situations that could potentially impact the realization of the mineral resource estimate presented herein. These could be associated with acquiring the permits needed to develop the resource, third party intervention or difficulties implementing the project due to inadequate infrastructure. These potential issues are discussed below.

Infrastructure: Generally, the existing needed infrastructure (power, water and transportation) is close enough to the property to support an ISR mining operation.

Permits/Licenses: Mine development will require approval of a number of permits. These include the NRC Source Material License and the Permit to Mine issued by the WDEQ/LQD. These requirements are discussed in more detail in Section 6.7.

Socioeconomic and Political Environment: Wyoming mines have produced over 200 million pounds of uranium from both conventional and ISR mine and mill operations. The state has been ranked as the number one US producer of uranium since 1994. Uranium has been produced by ISR mining operations in the Powder River Basin within a few miles of the Hank Unit property. Wyoming generally is in favor of mine developments provided the operators comply with established environmental regulations.

19.6 No Economic Analyses

This Technical Report has been prepared to provide an estimate of mineral resources within the Hank Unit property. Economic evaluation of the Hank Unit mineralization described herein was not completed, and the estimates that follow are solely estimates of mineral resource pursuant to Section 1.2 of NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

20. OTHER RELEVANT DATA AND INFORMATION

The uranium content used to develop the mineral resource estimate is interpreted from geophysical logs and corrected for radiological disequilibrium. Radiometric equilibrium exists when the ratio of Radiometric eU_3O_8 to Chemical U_3O_8 is 1. This can be determined only by obtaining physical samples of the mineralized formation and conducting laboratory analyses of their uranium content. Data collected from core samples, as discussed in Section 15.0, indicate a positive disequilibrium factor of approximately 1.18. This indicates a relatively young mineralization and higher uranium content then indicated by the geophysical logs. Therefore this resource estimate uses a disequilibrium factor of 1.18.

21. INTERPRETATIONS AND CONCLUSIONS

This Technical Report summarizes the estimated mineral resource within the Hank Unit property held by Uranerz in the Pumpkin Buttes Mining District of the Powder River Basin, Wyoming, via unpatented mining lode claims and mineral leases. The estimated Measured and Indicated mineral resource at a 0.2 GT cutoff for the Hank Unit property is 2,236,050 pounds of U_3O_8 (Table 19-1).

Available data, including historical lithological and geophysical logs of previous exploration of the Hank Unit property and data from exploration conducted by Uranerz in 2006 and 2007, supports the estimate of mineral resources as summarized above and detailed in Section 19.3 and 19.4. In the opinion of the Authors, the Hank Unit property represents a potentially viable mineral resource for future development.

The quantity and grade described in this NI 43-101 Technical Report is calculated using accepted protocols and, therefore, meets the NI 43-101 classification of "measured," "indicated," or "inferred" mineral resources as defined by NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definitions Standards incorporated by reference therein. No economic evaluation of the mineral resource for the Hank Unit property was completed by the Authors at this time.

22. RECOMMENDATIONS

The Authors have the following recommendations for moving the property towards development:

- Complete an economic evaluation of the project;

- Further confirm the radiological disequilibrium factor with additional coring and/or Delayed Fission Neutron (DFN) evaluations.

23. REFERENCES
Berglund, Al, March 31, 2006: Willow Creek Project, Uranium Resource Estimation.

Berglund, A., March 2, 2007: North Rolling Pin Project, Uranium Resource Estimation.

Breckenridge, R.M., G.B. Glass, F.K. Root, and W.G. Wendell, 1974: Campbell County, Wyoming: Geologic Map Atlas and Summary of Land, Water, and Mineral Resources. County Resource Series (CRS-) 3, Wyoming State Geological Survey.

Brown, Kurtis, August 2005: Uranerz Report, West North Butte Uranium Ore Reserve Estimate on the Shook, Don, & Uranerz Claims.

Brown, K., February 2006: Uranerz Report Geology and Uranium Reserves, Nichols Ranch Claims, Wyoming.

Brown, K., April 2006a: Uranerz Report, Geology and Uranium Reserves, Hank Claims, Wyoming.

Brown, K., September 2006b: Uranerz Report, Geology and Uranium Reserves of the Collins Draw Claims, Pumpkin Buttes, Wyoming.

Brown, K., January 2007: Uranerz Report, Geology and Uranium Reserves of the Doughstick, Pumpkin Buttes, Wyoming.

BRS, Inc., June 2006, Amended and Restated March 2008: Energy Metals Corporation Report, Moore Ranch Uranium Project, Mineral Resource Report.

BRS, Inc., September 2007: Uranerz Report, Nichols Ranch Uranium Project, Mineral Resource Report.

CIM (Canadian Institute of Mining) Council, 2003: CIM Definition Standards on Mineral Resources and Mineral Reserves for 43-101 and 43-101F Reporting. Adopted November 14, 2004, 10p.

Davis, J.F., 1969: Uranium Deposits of the Powder River Basin, Contributions to Geology, Wyoming Uranium Issue, University of Wyoming.

Finch, J., March 7, 2006: Wyoming politicians, regulators embrace uranium miners with open arms. www.Stock Interview.com.

Energy Laboratories, December 2006: Analytical Summary Report for the Nichols Unit and Hank Unit core sampling.

Granger, H.C. and C.G. Warren, 1979: Zoning in the altered tongue with roll-type uranium deposits, IAEA-SM-183/6.

Hazen Research, Inc., 1980: Analysis of North Butte Core and Composites, Table 1. Internal report.

Rackley, R.I., 1972: Environment of Wyoming Tertiary Uranium Deposits, AAPG Bulletin Vol. 56, No. 4.

Sharp, W.N. and A.B. Gibbons, 1964. Geology and Uranium Deposits of the Southern Part of the Powder River Basin, Wyoming. U.S. Geological Survey Bulletin 1147-D, 164 pp.

Tetra Tech, Inc., 2006: Analytical Summary report for the Nichols Unit and Hank Unit core sampling.

Uranerz Energy Corporation, 2007: Nichols Ranch ISR Project, USNRC Source Material License Application.

WOGCC (Wyoming Oil and Gas Conservation Commission), scanned geophysical logs, WOGCC web site (wogcc.state.wy.us).

24. DATE AND SIGNATURE PAGE - CERTIFICATIONS

I, Douglass Graves, P.E., do hereby certify that:

1. I am a principal owner and the president of TREC Inc., 1800 West Koch, Suite 6, Bozeman, Montana, USA .
2. I graduated with a Bachelor of Science degree in Civil Engineering from Montana State University in 1982.
3. I am a licensed Professional Engineer in Wyoming and other States and a member of the Society of Mining, Metallurgy and Exploration.
4. I have worked as an engineer for a total of over 30 years.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am the co-author and am responsible for the preparation of the Technical Report entitled "Technical Report on the Hank Unit Property project, Campbell County, Wyoming, U.S.A" dated May 1, 2008.
7. I last visited the Hank Unit Property on December 18, 2007, as stated in Section 4.5 of the Technical Report, and have had no prior involvement with the Hank Unit Property.
8. As of the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
9. I am independent of the issuer applying all of the tests in NI 43-101.
10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority.

Original Signed as of
May 1, 2008



Douglass Graves, P.E.

I, Don R. Woody, P.G., do hereby certify that:

1. I am the principal owner and president of Woody Enterprises, 9005 Sypes Canyon Road, Bozeman, Montana, USA .
2. I graduated with a Bachelor of Science degree in Geology from Utah State University in 1976.
3. I am a licensed Professional Geologist in Florida and Indiana and a member of the American Institute of Professional Geologists.
4. I have worked as a professional geologist for a total of 32 years.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am the co-author and am responsible for the preparation of the Technical Report entitled "Technical Report on the Hank Unit Property project, Campbell County, Wyoming, U.S.A" dated May 1, 2008.
7. I last visited the Hank Unit Property on December 18, 2007, as stated in Section 4.5 of the Technical Report, and have had no prior involvement with the Hank Unit Property.
8. As of the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
9. I am independent of the issuer applying all of the tests in NI 43-101.
10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority.

Original Signed as of
May 1, 2008



Don R. Woody, P.G.

25. ILLUSTRATIONS



AREA OF INTEREST
NOT TO SCALE
WYOMING
Sheridan
Buffalo
Gillette
Moorcroft
Sundance
Wright
Newcastle
Casper
Douglas
Lusk
Glendo Res
Fort Laramie
Torrington
Wheatland
Medicine Bow
Laramie
Cheyenne
Rawlins
Saratoga
Rock Springs
Green River
Kemmerer
Farson
Big Piney
Pinedale
Lander
Riverton
Shoshoni
Thermopolis
Worland
Greybull
Cody
Powell
Lovell
Jackson
Alpine
Afton
Woodruff
Boysen Res
Granite Mts
Great Divide Basin
Pathfinder Reservoir
Seminoe Reservoir
Flaming Gorge Reservoir
Wind River Ra
Wyoming Ra
Teton Ra
Owl Creek Mts
Laramie Mts
Bighorn Mts
Absaroka Range
Cloud Pk + 13167
Gannett Pk 13804
Bridger Pk + 11004
Yellowstone Lake
Jackson Lake
Sweetwater
Bighorn
Powder
North
Platte

TREC, Inc.
Engineering & Enviromental Management
341 East "E" Street
Suite 200
Casper WY, 82601
Phone (307)265-0696
Fax (307)265-2498
www.treccorp.com

THE HANK UNIT PROPERTY TECHNICAL REPORT

CAMPBELL COUNTY, WY

PREPARED FOR:
URANERZ ENERGY CORP.
CASPER, WY

DRAWN BY: JPF
CHECKED BY: MJY
APPROVED BY: DHG

GENERAL LOCATION MAP

REV. #	DESCRIPTION	BY	DATE
0	INITIAL DRAFT	JPF	5/1/08



FIGURE 1

PATH: E:\CAD\7112- URZ\005- HANK TECH RPT\HANK TR FIGURE 01- GENERAL LOCATION.dwg PLOTTED 5/1/2008 9:16 AM

LEGEND

█	CLAIMS & LEASES— ARKOSE
█	CLAIMS— COGEMA
█	CLAIMS— ENERGY METALS
█	CLAIMS— POWER RESOURCES
█	CLAIMS— URANERZ

──(387)──	MAJOR ROADS
──────	MINOR ROADS

Map labels:
- 45N-77W, 45N-76W, 45N-75W, 45N-74W
- 44N-77W, 44N-76W, 44N-75W, 44N-74W
- 43N-77W, 43N-76W, 43N-75W, 43N-74W
- 42N-77W, 42N-76W, 42N-75W, 42N-74W
- 41N-77W, 41N-76W, 41N-75W, 41N-74W
- WEST NORTH BUTTE
- NORTH BUTTE
- VERNA ANN
- NILES RANCH
- NORTH NICHOLS
- NICHOLS RANCH UNIT PERMIT BOUNDARY
- WILLOW CREEK
- HANK UNIT PERMIT BOUNDARY
- NORTH BING
- RUBY
- NORTH ROLLING PIN
- DOUGHSTICK
- C-LINE
- COLLINS DRAW
- RUTH ISR TEST MINE
- CHRISTENSEN RANCH AMENDMENT AREA BOUNDARY
- MOORE RANCH PERMIT BOUNDARY
- JOHNSON COUNTY / CAMPBELL COUNTY
- CAMPBELL COUNTY / CONVERSE COUNTY

1 MI   2 MI
0

VERIFY SCALE

SCALE 1": 2 MI





PATH: E:\CAD\7112-URZ\99A-HANK-TECH-RPT\HANK-TR FIGURE 02-CLAIMS AND PROPERTY.dwg   PLOTTED: 5/1/2008 11:23 AM

TREC, Inc. Enviromental Management Consultants	341 East "E" Street Suite 200 Casper WY, 82601 Phone (307)265-0696 Fax (307)265-2498 www.treccorp.com	**THE HANK UNIT PROPERTY** **TECHNICAL REPORT** CAMPBELL COUNTY, WY PREPARED FOR: **URANERZ ENERGY CORP.** CASPER, WY	DRAWN BY: **JPF** CHECKED BY: **MJY** APPROVED BY: **DHG**	**CLAIM AND MINERAL LEASE MAP** **AND ADJACENT PROPERTY** **LOCATIONS**

REV. #	DESCRIPTION	BY	DATE	FIGURE
0	INITIAL DRAFT	JPF	5/1/08	**2**

HANK
UNIT

PERMIT BOUNDARY

PERMIT BOUNDARY

NICHOLS
UNIT



N

1/2 MI   1 MI

0

APPROX. SCALE

SCALE 1": 1 MILE



TREC, Inc.
Engineering & Enviromental Management

341 East "E" Street
Suite 200
Casper, WY, 82601

Phone (307)265-0696
Fax (307)265-2498
www.treccorp.com

THE HANK UNIT PROPERTY
TECHNICAL REPORT

CAMBELL COUNTY, WY

PREPARED FOR:
URANERZ ENERGY CORP.
CASPER, WY

DRAWN BY:	CHECKED BY:	APPROVED BY:
JPF	MJY	DHG

TOPOGRAPHICAL MAP

REV. #	DESCRIPTION	BY	DATE
0	INITIAL DRAFT	JPF	5/1/08

FIGURE
3

USGS

Montana
Wyoming

Tongue River

Little Powder River

Powder River

Caballo Creek

Belle Fourche Creek

Powder River
Basin (part)

THE HANK UNIT
PROPERTY

JOHNSON COUNTY

CAMPBELL COUNTY

NATRONA COUNTY

CONVERSE COUNTY

Cheyenne River

0   15   30 Miles

Belle Fourche Drainage Basin
Cheyenne River Drainage Basin
Powder River Drainage Basin
Tongue River Drainage Basin

FROM USGS

http://pubs.usgs.gov/of/2001/ofr-01-126/fig19.jpg

N



TREC, Inc.
Engineering & Enviromental Management
341 East "E" Street   Phone (307)265-0696
Suite 200   Fax (307)265-2498
Casper, WY, 82601   www.treccorp.com

THE HANK UNIT PROPERTY
TECHNICAL REPORT

CAMPBELL COUNTY, WY

PREPARED FOR:
URANERZ ENERGY CORP.
CASPER, WY

DRAWN BY: JPF	CHECKED BY: MJY	APPROVED BY: DHG

DRAINAGE BASINS
LOCATION MAP

REV. #	DESCRIPTION	BY	DATE
0	INITIAL DRAFT	JPF	5/1/08

FIGURE

4



FROM USGS:
Http://pubs.usgs.gov/of/2001/ofr-01-126/fig2.jpg
THE HANK UNIT PROPERTY
Tw
Tftl
Powder
Mountains
Pumpkin Buttes
Johnson
Campbell
Converse
Tisdale Mountain
Casper Arch
Tfl
Qal
Tft
Casper and Laramie Mountains



Qal Quaternary alluvium
Twr Tertiary White River Formation
Tw Tertiary Wasatch Formation
Tftr Tertiary Tongue River Member of the Fort Union Formation
Tftl Undifferentiated Tongue River and Lebo Shale Members
Tfl Tertiary Lebo Shale Member of the Fort Union Formation
Tft Tertiary Tullock Member of the Fort Union Formation
Tfu Undifferentiated Fort Union Formation
Surface mines

ERA	PERIOD	EPOCH	
CENOZOIC	PLEISTOCENE		POST-OLIGOCENE UNITS REMOVED BY EROSION
CENOZOIC	TERTIARY	PLIOCENE MIOCENE	POST-OLIGOCENE UNITS REMOVED BY EROSION
CENOZOIC	TERTIARY	OLIGOCENE	WHITE RIVER FORMATION
CENOZOIC	TERTIARY	EOCENE	WASATCH FORMATION
CENOZOIC	TERTIARY	PALEOCENE	FORT UNION FORMATION
MESOZOIC	CRETACEOUS	LANCE FORMATION	
MESOZOIC	CRETACEOUS	FOX HILLS FORMATION	
MESOZOIC	CRETACEOUS	MESA VERDE (WEST SIDE OF BASIN) OTHER CREACEOUS UNITS CLOVERLY FORMATION AND INYAN KARA GROUP	



N



TREC, Inc.
Engineering & Enviromental Management
341 East "E" Street
Suite 200
Casper, WY, 82601
Phone (307)265-0696
Fax (307)265-2498
www.treccorp.com

THE HANK UNIT PROPERTY TECHNICAL REPORT

CAMPBELL COUNTY, WY

PREPARED FOR:
URANERZ ENERGY CORP.
CASPER, WY

GEOLOGIC MAP

DRAWN BY:	CHECKED BY:	APPROVED BY:
JPF	DRW	DHG

REV. #	DESCRIPTION	BY	DATE
0	INITIAL DRAFT	JPF	5/1/08

FIGURE 5

PATH: E:\CAD\7112- URZ\005- HANK TECH RPT\HANK TR FIGURE 05- HANK GEOLOGY.dwg PLOTTED 5/1/2008 12:00 PM


CONCEPTUAL MODEL OF
URANIUM ROLL FRONT DEPOSIT
(After Devoto, 1978)
Semi-permeable Rocks
Permeable Rocks
Regionally
Reduced
Hematitic Core
Roll Front
Groundwater Flow
Semi-permeable Rocks
Hematitic Core
Alteration Envelope
Ore-Stage Uranium
Ore-Stage Pyrite
Reduced Sandstone
Hematite
Magnetite
Siderite
Sulfur-S°
Ferroselite
Goethite
Uraninite
Pyrite
FeS
Selenium
Ilsmannite
Molybdenite
Pyrite
Jordisite
Calcite
Pyrite
Jordisite
Calcite

TREC, Inc.
Engineering & Enviromental Management
341 East "E" Street
Suite 200
Casper WY, 82601
Phone (307)265-0696
Fax (307)265-2498
www.treccorp.com

THE HANK UNIT PROPERTY
TECHNICAL REPORT

CAMPBELL COUNTY, WY

PREPARED FOR:
URANERZ ENERGY CORP.
CASPER, WY

DRAWN BY: JPF
CHECKED BY: DRW
APPROVED BY: DHG

CONCEPTUAL MODEL
URANIUM ROLL FRONT DEPOSIT

REV. #	DESCRIPTION	BY	DATE
0	INITIAL DRAFT	JPF	5/1/08

FIGURE
6

PATH: E:\CAD\7112- URZ\005- HANK TECH RPT\HANK TR FIGURE 06- ROLL FRONT DEPOSIT.dwg PLOTTED 5/1/2008 11:21 AM



CROSS SECTION
SEE FIGURE 9
31
PERMIT
BOUNDARY
A
A'
44N–75W
43N–75W
6
N
250'
0
500'
VERIFY SCALE
SCALE 1": 500'
LEGEND
BELOW 0.2
0.2 to 0.8
0.8 to 1.4
1.4 to 2.0
2 to 2.6
2.6 to 3.4
GT WITHIN MINERALIZED
TREND IN F SAND BASED
ON 0.2 GT CUTOFF

TREC, Inc.
Engineering & Environmental Management
341 East "E" Street
Suite 200
Casper, WY, 82601
Phone (307)265-0696
Fax (307)265-2498
www.treccorp.com

THE HANK UNIT PROPERTY TECHNICAL REPORT

CAMPBELL COUNTY, WY

PREPARED FOR:
URANERZ ENERGY CORP.
CASPER, WY

DRAWN BY: JPF
CHECKED BY: DRW
APPROVED BY: DHG

SECTION 31 MINERALIZED TRENDS AND GT CONTOURS LOWER F SAND

REV. #	DESCRIPTION	BY	DATE
0	INITIAL DRAFT	JPF	5/1/08

FIGURE 7A



PATH: E:\CAD\7132-URZ\wrk-HANK TECH RPT\HANK TR FIGURE 07 A_B- MINERALIZED TRENDS TL.dwg   PLOTTED: 5/1/2008 9:59 AM

LEGEND

- BELOW 0.2
- 0.2 to 0.8
- 0.8 to 1.4
- 1.4 to 2.0
- 2 to 2.6
- 2.6 to 3.4

GT WITHIN MINERALIZED
TREND IN F SAND BASED
ON 0.2 GT CUTOFF

PERMIT
BOUNDARY

VERIFY SCALE

SCALE 1": 500'

250'   500'

0

31

6

44N-75W
43N-75W

N

TREC, Inc.
Engineering & Environmental Management

341 East "E" Street
Suite 200
Casper, WY, 82601

Phone (307)265-0696
Fax (307)265-2498
www.treccorp.com

THE HANK UNIT PROPERTY
TECHNICAL REPORT

CAMPBELL COUNTY, WY

PREPARED FOR:
URANERZ ENERGY CORP.
CASPER, WY

DRAWN BY:	JPF
CHECKED BY:	DRW
APPROVED BY:	DHG

SECTION 6 MINERALIZED TRENDS
AND GT CONTOURS
LOWER F SAND

REV. #	DESCRIPTION	BY	DATE	FIGURE
0	INITIAL DRAFT	JPF	5/1/08	**7B**



CROSS SECTION SEE FIGURE 9

31

PERMIT BOUNDARY

44N–75W
43N–75W

6

N

250'   500'
0

VERIFY SCALE

SCALE 1": 500'

LEGEND

- BELOW 0.2
- 0.2 to 0.8
- 0.8 to 1.4
- 1.4 to 2.0
- 2 to 2.6
- 2.6 to 3.4

GT WITHIN MINERALIZED
TREND IN F SAND BASED
ON 0.2 GT CUTOFF

341 East "E" Street
Suite 200
Casper, WY, 82601
Phone (307)265-0696
Fax (307)265-2498
www.treccorp.com

TREC, Inc.
Engineering & Environmental Management

THE HANK UNIT PROPERTY TECHNICAL REPORT

CAMPBELL COUNTY, WY

PREPARED FOR:
URANERZ ENERGY CORP.
CASPER, WY

DRAWN BY: JPF
CHECKED BY: DRW
APPROVED BY: DHG

SECTION 31 MINERALIZED TRENDS AND GT CONTOURS UPPER AND MIDDLE F SAND

REV. #	DESCRIPTION	BY	DATE
0	INITIAL DRAFT	JPF	5/1/08

FIGURE 8A


31
6
44N-75W
43N-75W
PERMIT BOUNDARY
CC-Y-79
CC-56
CC-57
CC-24
CC-30
CC-25
CC-4
CC-18
CC-26
CC-35
CC-29
CC-33
CC-36
CC-22
CC-23
CC-17
CC-5
CC-28
CC-27
CC-34
CC-88
CC-83
CC-86
CC-51
U07H-24
U07H-23
CC-87
CC-81
CC-50
CC-49
CC-48
U07H-02
CC-84
CC-46
CC-47
CC-77
CC-78
CC-73
CC-72
CC-71
CC-75
CC-74
CC-70
CC-69
CC-76
U06-60
U06-102
CC-44
U06-103
CC-68
CC-66
U07H-25
CC-45
CC-35
CC-65
CC-85
CC-67
CC-42
U06-61
CC-43
U06-62
U07H-8
U07H-9
U07H-10
U06-63
CC-28
CC-29
CC-5-6
U06-64
CC-27
CC-30
4-6
U07H-12
U07H-11
U06-65
U07H-13
CC-34
CC-31
U07H-14
U07H-15
U06-66
CC-32
CC-33
CC-40
U06-67
U06-69
U06-71
U07H-18
U06-70
U07H-17
U07H-16
U06-68
CC-35
CC-36
CC-37
CC-39
U07H-22
U07H-21
U07H-20
U07H-19
CC-38
CC-41
CC-3
CC-56
CC-60
LEGEND
BELOW 0.2
0.2 to 0.8
0.8 to 1.4
1.4 to 2.0
2 to 2.6
2.6 to 3.4
GT WITHIN MINERALIZED TREND IN F SAND BASED ON 0.2 GT CUTOFF
N
250'
0
500'
VERIFY SCALE
SCALE 1": 500'

PATH: E:\CAD\07112-URZ\005-HANK TECH RPT\HANK TR FIGURE 08 A_B- MINERALIZED TRENDS FU FM.dwg   PLOTTED 5/1/2008 9:50 AM

TREC, Inc.
Engineering & Environmental Management
341 East "E" Street
Suite 200
Casper, WY, 82601
Phone (307)265-0696
Fax (307)265-2498
www.treccorp.com

THE HANK UNIT PROPERTY
TECHNICAL REPORT

CAMPBELL COUNTY, WY

PREPARED FOR:
URANERZ ENERGY CORP.
CASPER, WY

DRAWN BY: JPF
CHECKED BY: DRW
APPROVED BY: DHG

SECTION 6 MINERALIZED TRENDS
AND GT CONTOURS
UPPER AND MIDDLE F SAND

REV. #	DESCRIPTION	BY	DATE
0	INITIAL DRAFT	JPF	5/1/08

FIGURE 8B

A
U07H-33
U07H-38
U07H-31
U07H-26
U07H-28
U07H-32
A'
10 INCH LOG, GAMMA-SP-RES U07H-33 12/04/07
10 INCH LOG, GAMMA-SP-RES U07H-38 12/12/07
10 INCH LOG, GAMMA-SP-RES U07H-31 11/30/07
10 INCH LOG, GAMMA-SP-RES U07H-26 11/27/07
10 INCH LOG, GAMMA-SP-RES U07H-28 11/29/07
10 INCH LOG, GAMMA-SP-RES U07H-32 12/03/07
LOG PARAMETERS
F SAND
F SAND













TREC, Inc.
Engineering & Environmental Management

341 East "E" Street
Suite 200
Casper, WY, 82601
www.treccorp.com
Phone (406)586-8364
Fax (406)522-8460

CROSS SECTION ILLUSTRATING
F SAND LOCATION

THE HANK UNIT PROPERTY
TECHNICAL REPORT
CAMPBELL COUNTY, WY

PREPARED FOR:
URANERZ ENERGY CORP.
CASPER, WY

REV. #	DESCRIPTION	BY	DATE
0	INITIAL DRAFT	JPF	5/1/08

DRAWN BY: JPF
CHECKED BY: DRW
APPROVED BY: DHG

FIGURE
9

PATH: E:\CAD\7112- URZ\005- HANK TECH RPT\HANK TR FIGURE 09- CROSS SEC.dwg PLOTTED 5/1/2008 11:57 AM